Via EDGAR

May 10, 2011

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Senior Floating Rate Fund Inc.
File No. 811-22481
Filing of Joint Fidelity Bond Pursuant to Rule 17g-1

Dear Commissioners:

On behalf of Apollo Senior Floating Rate Fund Inc. (the “Corporation”), an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)	a copy of the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act) approving the amount, type, form and coverage of the joint fidelity bond, attached hereto as Exhibit A;

(ii)	a copy of the Corporation’s joint insured fidelity bond, attached hereto as Exhibit B; and

(iii)	a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C.

The Corporation would have provided and maintained a single insured bond in the amount of at least $750,000 had it not been named as an insured under a joint insured bond. The premium for the joint fidelity bond has been paid for the period of January 27, 2011 to January 27, 2012.

If you have any questions, please do not hesitate to contact me at 212.822.0456.

Kind regards,

/s/ Joseph D. Glatt

Joseph D. Glatt

Secretary